August 17, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Alyssa Wall and Mara Ransom

Re:	Starbox Group Holdings Ltd. Registration Statement on Form F-1 Initially filed June 15, 2022, as amended File No. 333-265635

Ladies and Gentlemen:

Pursuant to Rule 461, as amended, the undersigned, as the representative of the prospective underwriters of the proposed offering by Starbox Group Holdings Ltd. (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on Friday, August 19, 2022, or as soon thereafter as is practicable, or at such other time as the Company or its counsel, Hunter Taubman Fischer & Li LLC, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from July 20, 2022 to the date of this letter, the preliminary prospectus, dated July 20, 2022, in connection with the Registration Statement was distributed approximately as follows:

Copies to underwriters:	[0	]
Copies to prospective dealers:	[0	]
Copies to prospective institutional investors:	[0	]
Copies to prospective retail investors and others:	[0	]
Total:	[0	]

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

NETWORK 1 FINANCIAL SECURITIES, INC.

By:	/s/ Adam Pasholk
Name:	Adam Pasholk
Title:	Managing Director